February 21, 2007


By facsimile to (310) 552-5001 and U.S. Mail


Mr. Luo Ken Yi
China Architectural Engineering, Inc.
105 Baishi Road
Jiuzhou West Avenue
Zhuhai, People`s Republic of China

Re:	China Architectural Engineering, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed February 5, 2007
File No. 333-138603
Annual Report on Form 10-KSB for the fiscal year ended December
31,
2005 and
Subsequent Exchange Act Reports
File No. 333-114622

Dear Mr. Luo:

	We reviewed the filings and have the comments below.

	Where indicated, we think that you should revise the documents in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

      We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.



S-1/A

1. We note your response to prior comment 7 regarding non-430A information. Since you have indicated a price range, it seems that substantially all of the missing information can now be provided, including, for example, in the Dilution section. Please revise to include this information, and note that we may need additional time to review it.

2. Please remove specific references to the Division of Corporation
Finance and the Securities and Exchange Commission from your discussions in the risk factor entitled "Shares Eligible for Future
Sale . . ." and in the later section of the same name. Such references may lead investors to believe that we have approved your transaction or your disclosure.

3. We assume that your next amendment will include audited financial statements for the year ended December 31, 2006. Refer to Article 3-
12 of Regulation S-X.

Principal Terms of the Share Agreement, page 3

4. We note your response to prior comment 9. Please help us to understand whether there are any financial penalties associated with the registration rights agreement for the IR Securities, which we note are included in your current Form S-1. If so, please tell us the terms of these penalties, including how the penalty is calculated, whether the current Form S-1 must be declared effective by a specified date, and whether the current Form S-1 must maintain effectiveness for a specified period. Also tell us what consideration you have given to the guidance in EITF 05-4, and disclose in your footnotes which of the three views in this EITF`s Issue Summary No. 1 you have adopted. We remind you that the probability of using your best efforts to file a registration statement and have it declared effective does not address the accounting treatment of the registration rights agreement containing financial penalties.

Capitalization, page 22

5. It appears that the dollar amounts you are presenting for common stock par value should be truncated since the amounts you show are "in thousands." Please advise or revise.

6. We note your response to prior comment 15. If you continue to present September 30, 2006 numbers, given the reasons indicated in our related comments below regarding your consolidated statements of income and consolidated statements of stockholders` equity, please revise your share information so that the actual shares presented agrees to the historical equity statement of Full Art at September 30, 2006, with the number of shares restated for the recapitalization in a manner similar to a stock split. We assume that you will reflect 43,304,125 shares issued and outstanding at September 30, 2006, and that you will adjust the dollar amounts of common stock par value and retained earnings accordingly.

7. We note your actual total capitalization at September 30, 2006. If your total capitalization differs from your total stockholders` equity, please provide a reconciliation between the two numbers.

Dilution, page 23

8. We note that you have estimated your post-public offering equity on page 22. Please use a similar estimate to complete your dilution table.

Selected Consolidated Financial Data, page 24

9. Please revise your selected financial data to include earnings per share and cash dividends per share as required by Item 301 of Regulation S-K. Also tell us what consideration you gave to disclosing the long-term payables seen on your September 30, 2006 balance sheet as long-term obligations under Item 301 of Regulation
S-K.

Results of Operations, page 30

10. Any pro forma earnings per share information should only be provided for the periods for which a pro forma income statement is allowable under Article 11-02(c) of Regulation S-X. Please revise.
If you continue to present pro forma earnings per share information, please also revise to explain the transactions that are included in these pro forma amounts. Refer to Article 11-02(b)(2) of Regulation
S-X.

11. It appears that your unaudited pro forma per share data and weighted average shares outstanding are inverted. If you continue to present this pro forma information, please revise your registration statement to show the correct amounts with the appropriate line items.

12. We note your narrative analysis of income tax expense for each period presented. Please consider revising your analysis to discuss your effective tax rate rather than the dollar amount of your tax expense, as we believe that this is more useful information for your investors. In this regard, it appears that the effective tax rate decreased slightly from September 30, 2005 to September 30, 2006, and it appears that your effective tax rate also decreased from December
31, 2004 to December 31, 2005.

Liquidity and Capital Resources, page 32

13. We note your analysis of operating cash flows. It is unclear to us why your analysis of net cash used in operating activities for the nine months ended September 30, 2006 and 2005 does not address the significant increase in your accounts receivable in 2006, since it appears from your statement of cash flows that this was the single biggest change in your operating cash flows. Please revise.

14. For all of your cash flow analyses, please revise to provide a better discussion of the reasons for the changes in your cash flows.
In this regard, please ensure that you discuss all significant changes from the prior year period. Please also ensure that you address the underlying reasons behind the changes seen on the face of your statement of cash flows. Mere recitation of the numbers seen on the face of your cash flow statement is not adequate. Please refer to Item 303 of Regulation S-K and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

15. Please ensure that the balances disclosed in your analysis of cash flows agree to the balances seen on the face of your financial statements.

16. We note your discussion of the increase in contracts receivable, and we read that the collection period typically runs from three months to one year before you receive full payment. Since your contracts receivable represent the majority of your assets, please revise to provide your investors with more insight into the expected collection period. For example, if most of your receivables are due within six months, you should disclose that. You should also separately address your cost and earnings in excess of billings, since you have not yet billed for these items, and provide more information about when you expect to bill for the items in your current balance and what the payment terms of such billings will be.

Description of Business, page 36

17. Please revise to include the backlog disclosures required by Item
101(c)(1)(viii) of Regulation S-K. You may also wish to discuss backlog as part of your analysis of results of operations to support the increase seen in your contract revenues and receivables and to provide an indication to your investors of whether and for how long such increases will continue.


Executive Compensation, page 48

18. As you have now completed your most recent fiscal year, please provide executive compensation disclosure for 2006. Note our transitional guidance regarding the information and periods that must be included. This guidance is available on our website at www.sec.gov under the "Compliance and Disclosure Interpretations" link in the Corporation Finance section of the website. See Item 402 of Regulation S-K - Executive Compensation - Executive Compensation and Related Person Transaction Disclosure Transition Questions and Answers for more information.

Financial Statements for the Period Ended September 30, 2006
Consolidated Balance Sheet, page F-2

19. If you continue to present an interim balance sheet, please comply with the following comments. In this regard, we assume that these comments will no longer be applicable once you update to audited December 31, 2006 financial statements that comply with
Article 5-02 of Regulation S-X.

* We note that your balance sheet no longer separately presents restricted cash. If you have combined restricted cash with another line item on your balance sheet, please revise your balance sheet line items to clarify this. You should also revise your cash flow statement line items to indicate where restricted cash is included.

* We note that your balance sheet no longer separately presents cost and earnings in excess of billings. If cost and earnings in excess of billings is greater than 10% of your total assets, it should be presented as a separate line item. Refer to Article 10-01(a)(2) of
Regulation S-X. You should also revise your cash flow statement line items to indicate where cost and earnings in excess of billings is included.

Consolidated Statement of Stockholders` Equity, page F-5

20. We note that the net income reflected on your equity statement does not agree to the net income reflected on your income statement.
Please revise.

Note 3 - Contract Receivables, page F-14

21. We read on page 33 that you are currently involved in three lawsuits in which you are suing other parties for an aggregate amount of $1,292,520 of overdue payments. It appears from this footnote that you did not have an allowance for doubtful accounts related to
your contracts receivable at September 30, 2006.    It appears
from
Note 3 to your December 31, 2005 financial statements that you only had an allowance for doubtful accounts of $403,595 at December 31, 2005. Please tell us what consideration you gave to reserving these contested amounts in your allowance for doubtful accounts, and revise the footnotes to your 2006 financial statements to clarify this matter.

Note 10 - Subsequent Events, page F-16

22. We note your discussion of the additional shares of common stock and cash penalties that may be due if you fail to register certain shares in a timely manner. Please revise to provide more information about the triggers for these penalties and the amounts of stock and cash that would be payable. We believe that understanding this contingent liability is important to your investors.

Financial Statements for the Year Ended December 31, 2005
Consolidated Statements of Income, page F-20

23. It is unclear to us why you have included interest expense in the subtotal "income from operations." We consider interest expense and interest income to be non-operating items, and their inclusion in operating income is not appropriate. Please refer to Article 5-03 of
Regulation S-X.

24. We note the detail of your "other income" in Note 12. Please explain to us in more detail what is represented by "sales of goods," and tell us how you determined that this was non-operating income. In this regard, we believe that only those items defined in Article
5-03(b)(7) of Regulation S-X should be classified as non-operating income. Also tell us why you did not classify your 2004 tax refund as part of your net income tax expense.

25. We note your response to prior comment 26. However, your earnings per share information should be retroactively restated to present the effects of the recapitalization since the transaction is essentially a stock split occurring after the date of your latest balance sheet but before the effective date of your registration statement. In this regard, please revise your historical statements of income to present restated earnings per share. Please refer to SAB Topic 4C and paragraph 54 of SFAS 128, Earnings Per Share, for guidance. In addition, please revise the notes to your consolidated financial statements to include the disclosures required by paragraph
40 of SFAS 128.

Consolidated Statements of Stockholders` Equity, page F-21

26. We note your response to prior comment 28. However, given the reasons indicated in our related comment above, please be advised that all share and per share disclosures throughout the filing should be retroactively restated for the October 2006 recapitalization in a manner similar to a stock split. In this regard, we believe that the equity of Full Art prior to the merger date should be restated such that the number of shares outstanding immediately prior to the merger equals the 43,304,125 shares received by Full Art in the merger. When you update to financial statements that include the merger date, we believe that the 2,275,000 shares held by CAEI immediately prior to the merger should be reflected on a separate line item titled "Shares effectively issued to former CAEI shareholders as part of the
October 17, 2006 recapitalization," presented as though this were an issuance of stock on October 17, 2006. Similarly, the shares issued for services on the merger date and the private placement on the merger date should be reflected as separate line items and presented as issuances of stock on October 17, 2006. Refer to SAB Topic 4C and paragraph 54 of SFAS 128.

Consolidated Statements of Cash Flows, page F-22

27. We note that you have classified changes in restricted cash as cash flows from financing activities. We read on page F-25 that this restricted cash represents time deposit accounts to secure notes payable and bank loans. It is unclear to us how you determined that classification as a financing activity was appropriate under SFAS 95.
In this regard, if the restricted cash is being invested in debt instruments, it appears that it would be more appropriately classified as investing activities. Alternatively, if the restricted cash is merely placed in a separate bank account, it is unclear that this would qualify as a cash transaction. Please advise and revise as necessary.

Note 2(m) - Revenue and Cost Recognition, page F-26

28. Given your response to prior comment 29, please revise your footnote disclosure to remove the revenue recognition policy related to managing, supervising, or coordinating the construction activity of others.

Exhibits

29. We note that several exhibits, including the underwriting agreement and legality opinion remain to be filed. Please note that we will need additional time to review these items and related disclosure, and may have additional comments.

Closing

	File an amendment to the S-1 in response to the comments. To expedite our review, CAEI may wish to provide us three marked courtesy copies of the amendments. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If CAEI thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since CAEI and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If CAEI requests acceleration of the registration statement`s effectiveness, CAEI should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve CAEI from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* CAEI may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that CAEI provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Dale
Welcome,
Staff Accountant, at (202) 551-3865 or Jennifer K. Thompson, Staff Accountant, at (202) 551-3737. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at
(202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





 Pamela A. Long
                          Assistant Director

cc:	Thomas J. Poletti, Esq.
	Anh Q. Tran, Esq.
	Kirkpatrick & Lockhart Nicholson Graham LLP
	10100 Santa Monica Boulevard, 7th Floor
	Los Angeles, CA 90067

	Joseph V. Stubbs, Esq.
	Scott Galer, Esq.
	Stubbs Alderton & Markiles, LLP
	15260 Ventura Boulevard, 20th Floor
	Sherman Oaks, CA 91403



Mr. Luo Ken Yi
February 21, 2007
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

               DIVISION OF
        CORPORATION FINANCE